UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On March 29, 2019, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s 2018 ordinary general and extraordinary general shareholders meetings that were held on March 28, 2019.

The following is an unofficial English translation of the information that was provided to the Mexican Stock Exchange, in the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail:

Summary of the resolutions adopted in the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles):

FIRST:

a)

The Chief Executive Officer’s Report of the Company’s progress in the fiscal year 2018, the Company’s Financial Statements, the Statement, Cash Flow Statement and Changes in Equity, individual and consolidated, for the fiscal year 2018, with its complementary notes; the Board of Director’s Report on the operations and activities in which it intervened during the fiscal year 2018; the Annual Report on the activities of the Audit and Corporate Practices and Finance Committees; the Report containing the main accounting policies and criteria followed in the preparation of the financial information, as well as the Report on the review of the Company’s tax situation.

b)	Ratify all the acts and actions carried out by the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committees.

SECOND: The resolution on allocation of results for the year ended December 31, 2018 was approved in the following terms:

(figures in constant millions of pesos as of December 31, 2018)

Earnings for the year ended December 31, 2018:	$10,467
Equity in subsidiaries and associates:	$(1,926)

Earnings subject to distribution:	$8,541
Dividend proposal:	$(2,948	)*

Retained Earnings Remainder:	$5,593

*	Considering U.S.$150 million at an exchange rate of $ 19.6512 M.N. per dollar as of December 31, 2018; such amount will be adjusted to the exchange rate of 2 business days prior to the payment days.

The application project of the income statement includes the decree of a cash dividend of U.S.$ 150’000,000.00 (One hundred fifty million dollars of the United States of America 00/100) payable in Mexican pesos at the exchange rate determined by the Bank of Mexico (Banco de México) 2 (two) business days prior to each payment date, for all of the subscribed and paid shares that integrate the capital stock on each payment date. The dividend will be covered in two installments, the first installment will be for half of the dividend starting on June 17 (seventeen), 2019 (two thousand nineteen) against coupon 149 (one hundred and forty-nine) and the second installment for the remainder of the dividend starting on December 17 (seventeen), 2019 (two thousand nineteen) against coupon 150 (one hundred and fifty).

THIRD:

a)	The Board of Director’s Report regarding the procedures and resolutions of such board during the fiscal year 2018, based on which the acquisition of its own shares was instructed.

b)

To determine the amount of U.S.$ 500´000,000.00 (five hundred million dollars of the United States of America 00/100) or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next Annual Shareholder’s Meeting is held, Cemex, S.A.B. de C.V. may be used for the acquisition of its own shares or securities that represent such shares.

c)

Authorizing the Company´s Board of Directors to solve the bases on which the purchase and placement of said shares is instructed, to authorize the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the operation and giving the corresponding notices to the authorities. The Board of Directors and/or attorneys in fact or delegates appointed at the time, or the persons responsible for such operations, shall determine in each case, whether the purchase is made with a charge to the total accounting capital as long as the shares belong to the Company, or, charged to the share capital, in case it is solved to convert them into unsubscribed shares to be kept in treasury.

FOURTH:

a)

The decrease of CEMEX, S.A.B. de C.V.´s share capital, in its variable part for the amount of $5’477,536.94 M.N. (five million four hundred and seventy-seven thousand five hundred thirty-six Mexican pesos 94/100), through the cancellation of 1,972,742,640 (one thousand nine hundred and seventy-two million seven hundred and forty two thousand six hundred and forty) ordinary, registered and without par-value, treasury shares, of which 1,315’161,760 (one thousand three hundred and fifteen million one hundred and sixty-one thousand seven hundred and sixty) are Series A and 657’580,880 (six hundred and fifty seven million five hundred and eighty thousand eight hundred eighty) are Series B, which supported the issuance of the convertible bonds issued in March 2011 and due in March 2018. The decrease in share capital is made at a theoretical value of $ 0.00277661 Mexican pesos per share.

b)

The decrease of CEMEX, S.A.B. de C.V.´s share capital, in its variable part for the amount of $1´279,493.15 M.N. (one million two hundred and seventy-nine thousand four hundred and ninety-three Mexican pesos 15/100). By the cancellation of 460’811,259 (four hundred and sixty million eight hundred and eleven thousand two hundred and fifty-nine) ordinary, registered and without par-value, treasury shares, of which 307’207,506 (three hundred seven million two hundred seven thousand five hundred six) are Series A and 153´603,753 (one hundred fifty-three million six hundred three thousand seven hundred and fifty-three) are Series B, which were acquired through the repurchase program in fiscal year 2018. The decrease in share capital is made at a theoretical value of 0.00277661 Mexican pesos per share.

c)

The increase of CEMEX, S.A.B. de C.V.´s share capital in its variable part for the amount $416,491.50 M.N. (four hundred and sixteen thousand four hundred and ninety-one Mexican pesos 50/100). Through the issuance of 150,000,000. (one hundred and fifty million) of ordinary, registered and without par-value, common shares, of which 100’000,000 (one hundred million) will be Series A and 50,000,000 (fifty million) will be Series B, with the same characteristics and rights as those currently in circulation. The subscription of shares representing the capital increase will be made at a theoretical value of $ 0.00277661 Mexican pesos per share, and in its case plus a premium defined by the Board of Directors.

These shares will be kept in treasury and will be used to preserve the conversion rights of the holders of convertible Bonds issued by the Company, by adjustment for the cash dividend, in accordance to the provisions of article 210 bis, sections I and VI, of the General Law of Negotiable Instruments and Credit Transactions (Ley de General de Títulos y Operaciones de Crédito). Of the shares to be issued, a total of 57’569,100 (fifty-seven million five hundred sixty-nine thousand one hundred) of which up to 38’379,400 (thirty-eight million three hundred seventy-nine thousand four hundred) will be Series A and up to 19,189,700 (nineteen million one hundred and eighty nine thousand seven hundred) will be Series B, would support the conversion of Subordinated Convertible Bonds due in 2020 (two thousand and twenty) issued in March 2015 (two thousand and fifteen).

The exercise of the subscription right referred to in Article 132 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) will not be applicable since those are shares to be subscribed and paid through the conversion of Bonds, as established in Article 210 Bis of the General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito).

d)

That the shares representing the capital increase be represented by Ordinary Participation Certificates (Cemex.CPO) to be issued by Banco Nacional de México, S.A. in its capacity as Trustee in Trust No. 111033-9, issuing up to 50,000,000 (fifty million) of Cemex.CPO that will each be referred to 2 (two) ordinary shares Series “A” and 1 (one) ordinary share Series “B”. For these purposes, the shares representing the capital increase will be issued on behalf of said fiduciary institution.

e)

That the shares to be issued, whether provisional of definitive certificates, will have up to 12 (twelve) coupons with the corresponding consecutive numbering, and may be signed by any two Board Members, as provided in the By-laws.

f)

To authorize the Board of Directors to define the value of the premium to determine the increase of the share capital through capitalization of revenue; to formalize the capital increase upon determining the subscription value and upon the conversion of the Bonds, and to agree on any terms and conditions that have not been agreed upon by the Shareholder´s Meeting.

g)

To authorize Mr. Rogelio Zambrano, Mr. Fernando González Olivieri, Mr. José Antonio González Flores, Mr. Roger Saldaña Madero and Mr. René Delgadillo Galván, so that any of them can present notices and make publications that are required by the resolutions adopted by the Shareholder’s Meetings; formalize on behalf of the Company the acts, resolutions, contracts, declarations of intent or any legal act required in relation to the amendment to the issuing trust of the Cemex.CPO and within the issuance of the Cemex.CPO required; as well as to determine, update and formalize the Bonds’ conversion factor in accordance to the provisions of the General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito) and subscribe on behalf of the Company any instruments, contracts, agreements or acts required for such purposes.

h)

To authorize the Trust’s No. 111033-9 Technical Committee (Comité Tecnico) to determine and instruct the number of Cemex.CPO that will be issued to fulfill the resolutions of this shareholders’ meeting.

FIFTH:

(a)	Appointing the following persons as members of CEMEX, S.A.B. de C.V.´s Board of Directors:

MR. ROGELIO ZAMBRANO LOZANO	Non-Independent Board of Directors Member (Criteria: Relevant Director of the Company)
MR. FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Board of Directors Member (Criteria: Relevant Officer of the Company)
MR. MARCELO ZAMBRANO LOZANO	Non-Independent Board of Directors Member (Criterion: First Degree blood relative of the Chairman of the Board of Directors.)
MR. IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Board of Directors Member (Criterion: Fourth Degree blood relative of the Chairman of the Board of Directors.)
MR. TOMÁS MILMO SANTOS	Non-Independent Board of Directors Member (Criteria: Fourth Degree blood relative of the Chairman of the Board of Directors)
MR. ARMANDO J. GARCÍA SEGOVIA	Independent Director
MR. RODOLFO GARCÍA MURIEL	Independent Director
MR. DIONISIO GARZA MEDINA	Independent Director
MR. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director
MR. ARMANDO GARZA SADA	Independent Director
MR. DAVID MARTÍNEZ GUZMÁN	Independent Director
MR. EVERARDO ELIZONDO ALMAGUER	Independent Director
MR. RAMIRO GERARDO VILLARREAL MORALES	Independent Director
MR. GABRIEL JARAMILLO SANINT	Independent Director
MRS. ISABEL MARÍA AGUILERA NAVARRO	Independent Director

Based on the criteria indicated and the reports of each of the proposed persons, it was found that none of the Directors appointed as Independent Directors fall under the cases indicated in article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

(b)

Appoint MR. ROGELIO ZAMBRANO LOZANO, MR. ROGER SALDAÑA MADERO and MR. RENÉ DELGADILLO GALVÁN as President, Secretary and Alternate Secretary of CEMEX, S.A.B. de C.V.´s Board of Directors, respectively, the last two of them without being Board members.

(c)	That the Board Members are exempt from granting guarantee.

(d)	Appoint the following persons as members of CEMEX, S.A.B. de C.V.´s Audit Committee:

MR. EVERARDO ELIZONDO ALMAGUER

MR. RODOLFO GARCÍA MURIEL

MR. FRANCISCO JAVIER FERNANDEZ CARBAJAL

(e)	Appoint the following persons as members of CEMEX, S.A.B. de C.V.´s Corporate Practices and Finance Committee:

MR. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

MR. RODOLFO GARCÍA MURIEL

MR. DIONISIO GARZA MEDINA

MR. ARMANDO GARZA SADA

(f)

Appoint MR. EVERARDO ALMAGUER AND MR. FRANCISCO JAVIER FERNÉNDEZ CARBAJAL as Presidents of CEMEX, S.A.B. de C.V.´s Audit Committee and Corporate Practices and Finance Committee, respectively. The Secretary and Assistant Secretary of the Board of Directors will act as Secretary and Assistant Secretary of the Audit and the Corporate Practices and Finance Committees without forming part of the aforementioned committees.

SIXTH:

The proposal for the remuneration of the members of the Board of Directors, the Audit Committee and the Corporate Practices and Finance Committee of CEMEX S.A.B. de C.V. is approved, under the following terms: “as honoraria for the following twelve-month period, each of the Board Members be granted the amount of $420,000.00 Mexican pesos (four hundred twenty thousand Mexican pesos 00/100) for each meeting they attend, charged to results, as well as granting each of the members of the Audit and Corporate Practices and Finance Committees the amount of $101,000.00 Mexican pesos (one hundred one thousand Mexican pesos 00/100) for each committee meeting they attend. The members of the committees created by the Board of Directors shall receive as maximum compensation those set forth to the members of the Audit and Corporate Practices and Finance Committees.

SEVENTH:

MR. ROGELIO ZAMBRANO LOZANO, MR. FERNANDO GONZÁLEZ OLIVIERI, MR. ROGER SALDAÑA MADERO AND MR. RENÉ DELGADILLO GALVÁN are appointed jointly or separately appear before a Public Notary of their choice to formalize the minute that arises from this Shareholder´s Meeting to formalize and fulfill the adopted Resolutions and manage its registration in the corresponding Public Registry of Commerce if necessary.

Summary of the resolutions adopted in the Extraordinary General Shareholders’ Meeting held pursuant to article 182 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles):

FIRST:

(a)

That the company CEMEX, S.A.B. DE C.V. enters, as the merging company, into a Merger Agreement with some or all of the following companies: ASESORÍA ESPECIALIZADA EN INMUEBLES, S.A. DE C.V.; CEMENTOS ANÁHUAC, S.A.; CEMENTOS GUADALAJARA, S.A. DE C.V.; CEMENTOS TOLTECA, S.A. DE C.V.; CEMEX ADITIVOS, S.A. DE C.V.; CEMEX AGREGADOS, S.A. DE C.V.; CEMEX

MÉXICO, S.A. DE C.V.; COMPAÑÍA DE TRANSPORTES DEL MAR DE CORTÉS, S.A. DE C.V.; COMPAÑÍA MINERA ATOYAC, S.A. DE C.V.; CONCRETOS MONTERREY, S.A. DE C.V.; CONSTRUMEXCLA, S.A. DE C.V.; EMPRESAS TOLTECA DE MÉXICO, S.A. DE C.V.; GLOBAL CONSTRUCTION SYSTEMS, S.A. DE C.V.; GRUPO MINERO EXPLORACIÓN Y EXPLOTACIÓN ATLÁNTIDA, DE C.V.; INMOBILIARIA FERRI, S.A. DE C.V.; INMOBILIARIA RÍO SAN MARTÍN, S.A. DE C.V.; INMOBILIARIA VIRIGOFE, S.A. DE C.V.; LA ÚNICA CASA DE MATERIALES, S.A. DE C.V.; MATERIALES PARA CASA MATCASA, S.A. DE C.V.; PROFESIONALES EN LOGÍSTICA DE MÉXICO, S.A. DE C.V.; PROVEEDORA DE FIBRAS TEXTILES, S.A. DE C.V.; SERVICIOS CEMENTO CEMEX, S.A. DE C.V.; SERVICIOS CONCRETO CEMEX, S.A. DE C.V.; SERVICIOS PROAMBIENTE, S.A. DE C.V.; SERVICIOS TRANSPORTE CEMEX, S.A. DE C.V.; TRANSPORTES ESPECIALIZADOS MULTICARGA, S.A. DE C.V. and TU CASA DE MATERIALES TUCAMA, S.A. DE C.V. as the merged companies and that cease to exist, in accordance to the terms of the proposal presented at the Shareholder´s Meeting.

(b)

That in accordance with the provisions of the Mexican Antitrust Law (Ley Federal de Competencia Económica), the merger to be executed does not require authorization of the Federal Antitrust Commission in terms provided in article 93 ninety-three of said legal order, taking into consideration that the merger between CEMEX, S.A.B. de C.V. as the merging company and its direct or indirect subsidiaries that take part as the merged companies, belong to the same economic control group and no third party takes part in the merger.

(c)

To authorize Mr. Fernando González Olivieri, Mr. José Antonio González Flores, Mr. Roger Saldaña Madero, Mr. René Delgadillo Galván and Mr. Gabriel Andrade Ochoa to jointly or separately, subscribe to on behalf of the Company the merger agreement in the approved terms, as well as any notices, publications, instruments, contracts, agreements or acts required so the approved merger has full legal effect.

(d)

To authorize Mr. René Delgadillo Galván, Mr. Artemio Guzmán Rivera, Mr. Arturo Garza Ulloa, Mr. Ricardo Martínez González, Mr. Gabriel Andrade Ochoa, Mr. Luis Enrique Pérez Cantú, Mr. Raúl Benavides González, Mr. Luis Octavio Gutiérrez Parada, Mr. Juan Felipe Márquez Maldonado, Mrs. Alma Delia Medellín García and Mrs. Maria Nelly Peña Tello to jointly or separately appear before the competent authorities and subscribe, submit and/or receive all kinds of declarations, notices, notifications, requirements, instruments, contracts, agreements, acts or documentation related to the merger approved by this Shareholder´s Meeting for it to have full legal effects, and present the notices corresponding to the Mexican Federal Taxpayers Registry (Registro Federal de Contribuyentes), being consequently entitled to receive, submit, accept, reject, process and sign all kinds of documents that may directly or indirectly relate to the powers herein.

SECOND:

(a)	The amendment to articles 2 and 28 of CEMEX, S.A.B. de C.V.´s By-laws, which will be written in the following terms:

“---ARTICLE 2. CORPORATE PURPOSE. - Company’s corporate purpose is:

--- (A) Participate in corporations and civil associations, civil organizations and in all other types of domestic and foreign companies, through subscription and/or purchase of their shares, stocks, assets and rights and otherwise dispose and enter into any type of acts or contracts regarding such shares, stocks, assets and rights.

---- (B) The manufacture, sale, distribution, transportation, import, export, exploitation and the industrial and commercial use of cement and, in general, any type of building materials.

----(C) The production, distribution, import, export, supply, assembly, transport, loading, hauling, pumping, consignment, purchase, storage, mediation, agency, exploitation, marketing and industrial and commercial use in general of cement, concrete, mortar, clay, limestone, gypsum, gravel, sand, iron ore, raw materials used in the manufacture of cement and, in general all kinds of building materials.

----(D) The manufacture, sale, distribution, pumping, transportation, loading, import, export, exploitation, use and industrial and commercial utilization of aggregates, ready-mixed concrete, its additives and components and, in general, all types of pieces and prestressed concrete objects, pre-concretes, tubes and construction materials, concrete blocks and precast concrete elements.

---(E) The establishment of manufacturing plants of ready-mix concrete, cement and asphalt, with the aggregates production and crushing units, with its dosing and mixing units and hauling, placement and consolidation of its products.

---(F) Be the holder of Exploration and Mining Concessions and/or Exploitation, in order to explore and/or exploit the minerals or substances subject to the Mining Law (Ley Minera) in full force and effect, in accordance with the provisions of article 11 of said law.

----(G) Be the holder of, Ordinary and/or Extraordinary General Permits for the purchase, storage and consumption or purchase and consumption of explosive materials, for the construction industry and for the mining industry, in order to exploit the stone and mineral materials, respectively, in accordance with the provisions of articles 37 and 42 of the Federal Firearms and Explosives Law (Ley Federal de Armas de Fuego y Explosivos).

----(H) The transportation of merchandise and products in modality of general cargo, waste and/or hazardous materials and bulky and/or heavy weight materials, exploitation and use of the General Ways of Communication (Vías Generales de Comunicación) or their services and related under the concessions or permits granted by the Federal Executive as applicable; or, through the concessions or permits that the Company receives in contribution, transfer or in right of its Partners and authorized by the competent authorities.

----(I) The exploitation of services of general cargo, waste and/or hazardous materials and bulky and/or heavy objects related to the concessions and permits granted by the authorities of the federal entities of the country.

----(J) The use of roads in general and their connection with other means of transport, through the Agreements that are entered into, in order to offer the public user an efficient and safe service.

--- (K) Verification of official Mexican standards and serve as an approved and accredited inspection and verification unit to perform the procedures for evaluating the specifications and physical-mechanical and safety conditions for the operation of roads and bridges under the federal jurisdiction of motor transportation cargo, in compliance with Mexican official standards.

----(L) The training and preparation of Drivers of the Federal Motor Carrier and Private Transport Service (Conductores del Servicio de Autotransporte Federal y Transporte Privado), the workshop maintenance and repair service, as well as the sale of spare parts and technical equipment to third parties.

----(M) The development, purchase, sale, import, export, assembly and marketing of bags, packs and all types of packaging of any material, as well as the raw materials necessary for that purpose. ----(N) The industrial and commercial use of wastewater through its treatment and reuse.

--- (Ñ) The use, exploitation and utilization of public property, for the handling of fluids and the use of goods and the provision of port services that constitute the port operation under the terms of the Ports Act (Ley de Puertos), classified as maneuvering services for the transfer of goods or merchandise, such as loading, unloading, stacking, storage, stowage and haulage within the port, by any of the modalities provided by such law, including, but not limited to, obtaining concessions, permits, authorizations and partial assignments of rights.

---(O) Logistic services associated with the oil industry, as well as operation management of asphalt emulation plants.

--- (P) The Treatment and refining of Oil, the processing of Natural Gas and the export and import of Hydrocarbons and Petroleum, as well as the Transportation, Storage, Distribution, compression, liquefaction, decompression, regasification, commercialization and Public Expense of Hydrocarbons, Petroleum or Petrochemicals , including the construction, operation and exploitation of land areas, warehouses, ships, tanks, dry ports, marine terminals and facilities of any kind, for the management of petroleum and/or energy products, by any of the modalities provided by such law, including but not limited to, obtaining concessions, permits and/or authorizations, as appropriate, under the terms of Title Three of the Hydrocarbons Law (Título Tercero de la Ley de Hidrocarburos).

---- (Q) The rendering of the Auxiliary Service for the Railway Freight Terminal, the Railway Auxiliary Service for transshipment and transfer of liquids, the Railway Auxiliary Service of railway equipment maintenance workshops and the provision of the transfer of liquids in any of its modalities.

--- (R) The establishment of navigation services, transport, passengers and cargo, between the ports of the country and abroad, if necessary, the acquisition of boats for the aforementioned purposes and the operation of docks, shipyards and any other necessary construction or work for the initiation and development of its services.

--- (S) The acquisition of concessions, permits, subsidies and legal franchises related to any of the activities of its corporate purpose and acquiring by any legal title, including by concession of public power, direct ownership over lands, waters or their accessions and exploiting them, whether for irrigation, to generate driving force or for industrial objects

--- (T) The manufacture, sale, distribution, lease, import, export, transportation, supply, assembly, transport, loading, consignment, sale, deposit, mediation, commission, exploitation, commercialization and industrial and commercial use in general of all types of products allowed by the laws and in general, all kinds of domestic or foreign goods or merchandise, either as raw material, semi-finished products and perform with them trade acts in any form on their own or by third parties.

---(U) The rendering of handling, storage and custody of foreign goods services, either owned by the Company or by third parties with whom the Company enters into an agreement.

--- (V) The private transportation of goods owned by the Company or related to their activities, as well as of persons related to the same purpose, without involving the provision of federal public transportation in any of its forms.

---(W) The operation as a shipping company and performance of all activities related to its operation and carrying out all the formalities before the competent authorities to obtain the proper permits.

---(X) Purchase, lease, charter and enter into any type of contract with foreign and Mexican vessels as well as registering and obtaining the Mexican flag for the vessels that may require it.

---(Y) To act as consignee agent for vessels and perform all activities related to the operation as such.

----(Z) The manufacture, sale, distribution, lease, import, export, exploitation and overall development of all types of industrial and commercial equipment, machinery, tools, spare parts and parts, motor carriers and any articles or commercial items.

---(AA) The exploitation of the various engineering branches in all its aspects either pure or applied, as well as projects and construction works.

--- (BB) Entering into contracts for construction, design, engineering, and supply of technical and professional services, the development of architectural projects, installation of technical and mechanical infrastructure, and any other applications necessary, convenient or conducive to the development of its corporate purpose, including participating in competitions, public or private bids or offers either national or international.

--- (CC) Acquire, sell, manage, lease or receive in lease or sublease, give or receive on loan, exchange, encumber in any way, exploit, affect or be a trustee in trust and, in general, enter into any legal act that involves acquiring, transferring or guaranteeing the rights of ownership or possession of all real or personal types of property, as deemed necessary or convenient for the development and prosperity of the Company, or to directly or indirectly support the development or realization of the Company’s corporate purpose.

--- (DD) Build, plan, design, decorate, manage and operate in any manner all kinds of buildings, factories, warehouses, houses and apartments on their own or through third parties.

--- (EE) Provide and receive any type of technical, administrative, sales, advertising, monitoring, technical assistance, consultation and advice services on industrial, tax, accounting, commercial, financial, and any other type of matters.

---(FF) Order, obtain, buy, lease, assign or otherwise acquire or dispose of trademarks, trade names, copyrights, patents, inventions and processes, know-how and, in general, intellectual and industrial property rights, as well as licenses over them

---(GG) Enter into or agree on agency operations, mediation, technical assistance, professional services, consulting, distribution, supply, leasing and factoring, brokerage and generally all kinds of contracts or agreements involving services to or for third parties, including the use of human and material resources, as a result of the obligations or duties incurred by virtue of entering into the contracts in this subparagraph.

--- (HH) Give or take money on loan, secured or unsecured, including the issuance of debt securities in public or private sale that represent loans with the investing public.

---(II) Issue, draw, sign, accept, endorse, guarantee and enter into any type of commercial or legal transaction, regarding negotiable instruments, with national or foreign credit institutions, as well as agents and securities intermediaries, in investment companies and auxiliary credit organizations and in any organization, corporation or association, any and all types of transactions necessary or convenient for the fulfillment of its corporate purpose, including entering into repurchases, loans, trusts, mandates, agencies or any contract or agreement either for the purpose of investing its resources, to obtain financing, or where appropriate, to affect, transmit or to pledge the negotiable instruments referred to in this subparagraph.

--- (JJ) To execute avales, bonds and, in general, guarantee, including with pledges and mortgages, obligations incurred on behalf of third parties, with or without consideration

--- (KK) In general, enter into or execute any and all acts, operations and civil, commercial or any other type of contracts, which are beneficial, accessory, necessary or convenient for the effective achievement of its corporate purpose.

“----ARTICLE 28 CHIEF EXECUTIVE OFFICER- The management, direction and execution of the business of Company and of the companies controlled by it shall be the responsibility of the Chief Executive Officer, who shall abide to the strategies, policies and guidelines approved by the Board of Directors.

---The Chief Executive Officer shall have the signature of the Company, and shall have the following faculties, duties and obligations: I.- Represent the Company with general powers for act of administration, to manage the businesses and corporate assets with the ampleness of the second paragraph of Article 2554 of the Federal District Civil Code (Código Civil para el Distrito Federal) and its correlative Articles in the Civil Codes of any and all States of the Republic of Mexico, and Article 10 of the General Corporations Law (Ley General de Sociedades Mercantiles). II.- Represent the Company with general power for lawsuits and collections, with all the general and special powers requiring special power or clause, without any limitation whatsoever, with the ampleness of the first paragraph of Article 2554 and 2587 of the Federal District Civil Code (Código Civil para el Distrito Federal), and its correlative Articles in the Civil Codes of any and all States of the Republic of Mexico, as well as the power to represent the Company in labor disputes, with the attributions, obligations and rights prescribed in the Federal Employment Law (Ley Federal del Trabajo). III.- Execute acts of domain over the corporate assets, as well as over their personal and real rights, whether movable or real estate assets pursuant to the terms of the third paragraph of Article 2554 of the Federal District Civil Code (Código Civil para el Distrito Federal) and the correlative Article 2448 of the State of Nuevo Leon. IV.- Exercise the voting rights of those shares issued by those subsidiaries owned by the Company, complying with the Law. V.- Organize, manage and direct the personnel and the assets and businesses of the Company as instructed by the Board and to collect and make payments. VI.- Enter into agreements, execute credit instruments that are to be issued, accepted, endorsed or guaranteed, and all other documents related to his attributions, and execute those acts that are required for the ordinary course of business whenever they abide to the policies and guidelines that are approved by the Board of Directors for such purposes. VII.- Designate the Relevant Executives that shall assist him in the exercise of his functions and due fulfillment of his obligations, as well as any other employees he deems convenient. VIII.- Grant and revoke general and special powers, as well as to delegate, all or part of his faculties, including the power to authorize the attorney-in-fact to whom he delegated Powers so that the latter can likewise delegate the faculties he deems convenient, including such power of delegation. IX.- All other faculties, obligations and responsibilities established by the Law and that are not reserved to the General Shareholders’ Meeting or to the Board of Directors. The Board of Directors may broaden or restrict the faculties of the Chief Executive Officer.

---- The Chief Executive Officer and Relevant Executives shall conduct their positions in a manner that looks after the creation of value for the Company, without favoring a specific shareholder or group of shareholders. For this purpose, they shall act with due diligence, making informed decisions and complying with the duties imposed by the Law or these by-laws. The Chief Executive Officer and the Relevant Executives shall be responsible for damages and losses caused to the Company or to other companies controlled by it, as determined by the Law.

---- With respect to liabilities arising from the breach of the duty of care, and only when the relevant acts were not done willfully, in bad faith or are not illegal, indemnities or insurance may be contracted for the Chief Executive Officer and the Relevant Executives. In no other case may such indemnity or insurance be granted or contracted.”

(b)

Authorize Mr. Rogelio Zambrano Lozano, Mr. Fernando Ángel González Olivieri, Mr. Roger Saldaña Madero and Mr. René Delgadillo Galván, to jointly or separately appear before a Public Notary of their choice, to notarize the restatement of the By-laws incorporating the amendments approved at this Extraordinary Shareholder´s Meeting, and if necessary, manage its registration in the corresponding Public Registry of Commerce.

THIRD:

MR. ROGELIO ZAMBRANO LOZANO, MR. FERNANDO ÁNGEL GONZÁLEZ OLIVIERI, MR. ROGER SALDAÑA MADERO AND MR. RENÉ DELGADILLO GALVÁN are appointed to jointly or separately appear before a Public Notary of their choice, to notarize the minute arising from the present Shareholder´s Meeting, formalize and complete, in the given opportunity, the adopted Resolutions, and if necessary, manage its registration in the Public Registry of Commerce.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 29, 2019	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller